Exhibit 99.1

Meihua International Medical Technologies Co. Unveils Speed Fox, a Cutting-Edge AI-Powered Warehouse Management and Medical Device Logistics Platform

YANGZHOU, China, November 17, 2023 /PRNewswire/ -- Meihua International Medical Technologies Co., Ltd. (“MHUA” or the “Company”) (NASDAQ: MHUA), a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China, announced today the upcoming launch of Speed Fox, an innovative AI-powered warehouse management and medical device logistics platform. Developed in collaboration with the esteemed team from a well-known higher education institution in China (the “Institution”), MHUA believes that Speed Fox represents a strategic move by MHUA to diversify its business and revolutionize the field of medical device logistics.

Under the banner of innovation, MHUA launched the Speed Fox program earlier this year, leveraging the cutting-edge capabilities of the ChatGPT tool. In close collaboration with the Institution’s team, MHUA has intricately crafted an advanced AI health services platform that is designed to revolutionize warehouse management operations and elevate user interaction and experience.

MHUA believes that Speed Fox holds a pivotal role in the realm of medical device logistics, warehouse management, streamlining operations and delivering an unparalleled user experience. Within the warehouse, Speed Fox is designed to act as a virtual assistant, with the goal of seamlessly managing inventory by providing real-time updates on stock levels, tracking shipments, and generating comprehensive reports. Harnessing the power of ChatGPT’s natural language processing, MHUA believes that this intuitive interface will empower warehouse staff to communicate seamlessly with the system, issuing commands, checking product availability and receiving automated alerts for restocking.

Beyond its operational excellence, Speed Fox is also designed to serve as an intelligent interface for clients and healthcare professionals. Users can effortlessly access information about the medical devices, track their orders, and receive expert guidance on product usage. Driven by advanced ChatGPT language understanding, MHUA believes that the platform will help ensure accurate responses to user queries, delivering a seamless and personalized customer experience.

MHUA anticipates that the adaptive ChatGPT learning capabilities of Speed Fox will enable the platform to stay at the forefront of the ever-evolving landscape of medical device logistics. MHUA believes that this will also ensure the information provided by Speed Fox will not only be up-to-date but also compliant with industry standards.

Speed Fox is expected to extend its application scenario to include proactive user engagement, leveraging historical data and user preferences to anticipate user needs. The platform is expected to offer personalized recommendations for medical devices, tailored specifically to individual requirements. MHUA believes that with the anticipated level of automation that Speed Fox will provide, MHUA will be able to optimize overall efficiency, reduce response times, and establish Speed Fox as an indispensable asset in the dynamic and critical field of medical device logistics.

“We believe that Speed Fox will revolutionize the way businesses manage their medical device logistics,” said Mr. Yongjun Liu, Chairman of MHUA. “By integrating cutting-edge AI technology with our extensive expertise in medical devices, we are aiming to pioneer a new era of efficiency, reliability and customer satisfaction. The Company is excited to announce that the first edition of Speed Fox is scheduled for launch in mid-2024. By diversifying our business and venturing into the realm of AI-powered health services, MHUA aims to empower businesses across various sectors and cement our position as an industry leader.”

About Meihua International Medical Technologies Co., Ltd.

Meihua International Medical Technologies is a reputable manufacturer and provider of Class I, II and III disposable medical devices with operating subsidiaries in China. The Company manufactures and sells Class I disposable medical devices, such as HDPE bottles for tablets and LDPE bottles for eye drops, throat strip, and anal bags, and Class II and III disposable medical devices, such as disposable identification bracelets, gynecological examination kits, inspection kits, surgical kits, medical brushes, medical dressing, medical catheters, uterine tissue suction tables, virus sampling tubes, disposable infusion pumps, electronic pumps and anesthesia puncture kits, among other products which are sold under Meihua’s own brands and are also sourced and distributed from other manufacturers. The Company has received an international “CE” certification and ISO 13485 system certification and has also registered with the FDA (registration number: 3006554788) for over 20 Class I products. The Company has served hospitals, pharmacies, medical institutions and medical equipment companies for over 30 years, providing over 1,000 types of products for domestic sales, as well as over 120 products which are exported to more than 30 countries internationally across Europe, North America, South America, Asia, Africa and Oceania. For more information, please visit www.meihuamed.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, and its ability to fully execute on the planned agreement, the Company’s future business development and plans of future business development, including its ability to successfully develop robotic assisted surgery systems and obtain licensure and certification for such systems, financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended, filed with the SEC on August 29, 2023, its semi-annual report on Form 6-K, filed with the SEC on October 2, 2023, as well as other current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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